Exhibit 12.1
STATEMENT OF CALCULATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(000’s)
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

			Twelve months
	Fiscal year ended		ended		Five months ended				Fiscal year ended
	September 30,		September 30,		September 30,				April 30,
	2010		2009		2009		2008		2009		2008		2007		2006
Earnings:

Net income (loss)	$(4,432)		$(521)		$2,325		$3,043		$(857)		$(6,178)		$(3,965)		$(21,268)

Fixed Charges:
Interest expense (inc amortization of debt costs)	31,372		27,316		12,070		10,911		26,156		26,420		26,649		26,398
Less: capitalized interest	—		—		—		—		—		—		—		—
Estimated interest within rental expenses	—		—		—		—		—		—		—		26

Total Fixed Charges	31,372		27,316		12,070		10,911		26,156		26,420		26,649		26,424

Amortization of capitalized interest	1,781		1,690		677		742		813		703		699		699
Less: capitalized interest	—		—		—		—		—		—		—		—

Total	1,781		1,690		677		742		813		703		699		699

Total earnings (loss)	28,720		28,484		15,072		14,696		26,112		20,949		23,383		5,855

Fixed charges	31,372		27,316		12,070		10,911		26,156		26,420		26,649		26,424

Ratio of earnings to fixed charges	0.9	x	1.0	x	1.2	x	1.3	x	1.0	x	1.3	x	0.9	x	0.2	x